UnitedHealth Group 2003 annual report

PE
12-31-03

ARLS


vision

Making
health care
work better

Recognizing that the fundamental challenge faced by the American health care system involves not a scarcity of resources but the failure to optimize their use, UnitedHealth Group marshals people, skills and technology to make health care services more accessible for all Americans, to improve the health care experience, to enhance health outcomes and to make services more affordable.

3 capabilities

Organizing and facilitating affordable access to health and well-being resources.

Developing and applying technology to simplify health care delivery, improve the service experience and lower costs.

Gathering and sharing information to promote better decision-making and improve health care outcomes.



Linking technology, health care resource organization, and management programs, Uniprise brings greater simplicity and quality to benefits administration and delivery, which in turn helps improve how the health care system works for consumers, employers and health plans.

Uniprise®
A UnitedHealth Group Company

Focusing health care products and services on unique specialized needs, Specialized Care Services provides individuals with vital resources ranging from Centers of Excellence for critical diseases and needs, to ancillary care services, to unique patient support interventions.

Specialized Care Services
A UnitedHealth Group Company

Providing crucial data that physicians, care providers, hospitals, health plans, payers, governments, and pharmaceutical and device manufacturers need to optimize performance, Ingenix marshals unrivaled expertise in database services, consulting services and analytics, information software, publications and online services, and support services for drug and medical device development.

ingenix
A UnitedHealth Group Company



6 businesses

UnitedHealthcare®
A UnitedHealth Group Company

Providing individuals with simple, convenient access to a broad and diverse spectrum of physicians, care professionals, hospitals and health care resources, UnitedHealthcare combines important health services with flexible, consumer-oriented benefit designs and the buying power of nearly 20 million individuals.

OVATIONS
A UnitedHealth Group Company

The largest business in the United States solely dedicated to the health and well-being needs of people age 50 and over, Ovations provides a wide range of important products and services focused on the needs of older Americans.

AmeriChoice
A UnitedHealth Group Company

Helping to deliver needed services to participants in state-sponsored health care programs, AmeriChoice combines community-based health networks with preventive services, outreach, and select care management and facilitation to address the complex and unique needs of each recipient.







Infinite possibilities

In the vast health and well-being marketplace, which represents more than $1.7 trillion of our domestic spending and is growing faster than any other sector of our economy, no participant is better positioned for growth and performance than UnitedHealth Group. Our companies offer critical services that are broadly applicable to advancing performance across the health and well-being marketplace, and we relentlessly challenge the status quo to identify and seize opportunities to make health care more affordable and work better.





Letter from the chairman

At UnitedHealth Group, our long-standing interest — from a business, medical and social context — has been to make health care resources work better for everyone. These efforts have been engaged at many levels — advancing access to care, improving services and systems integral to a progressive health system, and facilitating development of new products and tools for health advancement — all with the intent of achieving higher quality outcomes at an affordable cost. The activities and associated results have benefited those we serve and those with whom we work. Our shareholders, in turn, have realized meaningful and continuing advances in the value of UnitedHealth Group as an investment. In that regard, our 2003 financial results and long-term growth measures speak for themselves.

We are passionate about our mission to improve how health care works, and thus gratified by the gains we have made and the benefits realized by those we serve. At the same time, and more fervently than ever, we are disappointed that as an enterprise and a society we have not achieved more. The health care challenges before us grow larger and more costly, and they are expanding. This is confirmed to us every day as we interact with business leaders, legislators, physicians, hospital administrators and people in communities across the country who express anxiety over such issues as: affordable access to services, the impact of rising numbers of uninsured Americans, the quality, effectiveness and safety of medical care, the challenges of promoting healthier lifestyles and preventing disease, and the overall complexity of the health care system and related health care administration.

Our health care system can — *must* — work better, be more efficient, and truly provide for all people. From our vantage point, we know this can happen. We see firsthand, on a day-to-day basis, the many advances that can and should be made to realize that goal. We also know that UnitedHealth Group is positioned — by its assets and expertise — to help achieve that end in concert with federal and state governments, employers, physicians, health care providers and manufacturers, and individual consumers themselves.

As our company advances on many fronts to make health care work better, we remain guided by key beliefs that have only grown stronger over the past several years:

> **As a nation, we can and must cover everyone.** Our society must provide an essential level of health care for all people. Without such basic and universal coverage, both human suffering and economic inefficiency are inevitable. Focusing first on essential services, and delivering them optimally to all people, is integral to moderating overall health care costs. Considerable evidence suggests that we can provide timely, essential services to all at no more cost than we spend today to provide services for only a portion of our population, because ours is a frequently inefficient and oftentimes too discretionary health system.

> **Scientifically based decisions and actions regarding health care choices are essential.** Today, it is more obvious than ever that the cornerstone for improving our health system is the adoption of evidence-based medicine as the standard for care decisions and action. Clinical care based on evidence must become a pervasive standard for the care that is delivered and that which is sought. It should underscore consumer decisions, physician action, resource organization and health care benefit coverage. The positive effect of this approach comes from our ability to conserve resources and expend fewer dollars on marginal and, at times, unsupported approaches and interventions. That in turn will increase access and resource availability, as well as affordability, for what is of proven value.

> **Technology can significantly contribute.** The complexity and costs associated with the administration of our current health system can be dramatically improved by applying basic technology to standard processes for health care in a fashion similar to the way standards have been applied in other service sectors, such as banking and manufacturing. We have already seen — for our customers and our own business — the immense value and potential gains from efforts of this type. Steps such as these will meaningfully advance health and well-being through simplification,

increased efficiency, better information exchanges, error reduction, facilitation of optimum medical interventions, and better education tools, services and experiences for all involved. These advancements will individually and cumulatively help us to expand access, improve quality and moderate costs.

Appropriate and necessary health care made available to all people at an affordable cost is consistent with everyone's definition of success, and can clearly be viewed at the broadest level as uncompromised public good. It will require thoughtful leadership since, in this effort, changes to how we approach caring for each other within our society must occur at multiple levels and include spending more in some cases and less in others, and in all situations, advocating optimum quality for what is provided.

The magnitude of the challenges in health care, combined with ideology, lead some to propose preemptive or unilateral actions; however, as a country we can only succeed through cooperative efforts by the public and private sectors. It will require critical thinking, flexibility, willingness to make tradeoffs, greater urgency and significant financial investment to further develop many components of the health care infrastructure. To accomplish this, government should work with business; payers must work with physicians, hospitals and other care providers; and not-for-profit organizations must join together with for-profit companies. Strong national policies must form the basis for our actions.

The private sector, which has already made and is continuing to make immense investments in technology to simplify health care processes, increase efficiency, reduce errors, distribute information and organize health care delivery and support resources, should execute on these policies. We believe the results of such an approach can create sufficient capacity to provide high quality and more affordable health care for everyone. At the same time, we can continue to foster the advances in health care that our nation and its health-related enterprises are uniquely able to deliver — for our citizens, as well as for the rest of the world.



The dynamic that could be created by engaging the positive stability and breadth of responsibility of our government, coupled with the propensity to drive change and innovation embedded in private enterprise, can lead to success just as it has in many other endeavors in this country. Our nation has the ability to make this work. We must move from discussion and debate to action. Tools for improvement are available. Resolve is necessary. Implementation must occur more urgently.

Affordable health care for all Americans can become a reality. But for this to happen, we must establish a stronger footing of scientifically based decision-making, create process simplification and improvement based on modern technological capabilities, and mandate a realistic set of essential health benefits for everyone. As we move ahead in this pursuit, we at UnitedHealth Group are pleased to be at a stage where our contributions are meaningful, our capabilities are growing in a fashion that can advance innovation, and our results continue to demonstrate the value of our services to a diverse and large group of constituents.

Building on years of successful innovations and interventions to expand access, share information and make services more affordable, UnitedHealth Group again enters a new year in a very strong position. Our commitment to these efforts is unwavering, and we will continue to strive to make health care work better for everyone.

Sincerely,

William W. McGuire

William W. McGuire, M.D.
Chairman and Chief Executive Officer

Innovative leadership to make health care work better

Promoting care advocacy. UnitedHealth Group introduced unique programs for patient advocacy in 1999, in response to increased fragmentation in care delivery, greater complexity in disease treatment and human resource constraints surrounding care. Now widely recognized for their value in improving health care, the initial efforts have evolved into sophisticated services that apply technology and database analytic tools to help identify and eliminate the gaps in care that can lead to inappropriate, unsafe and inadequate use of precious health care resources. Successful in realizing these goals, such care coordination and facilitation services help physicians and patients organize access to needed services that improve quality and avoid costly complications and have been integrated into many care systems across America. As people grow older and live with more chronic disease, and new medical technology and treatments proliferate, the value of these patient and care advocacy programs will continue to increase.

Enhancing access to the best quality health care through Centers of Excellence. Recognizing the unique expertise of selected health care facilities and physicians to treat highly complex and rare diseases, UnitedHealth Group has for more than 15 years championed Centers of Excellence programs. The initial effort focused on organ transplantation and has grown to a preeminent service currently available to more than 42 million Americans. That experience also produced unique methodological design and data assessment expertise that is now being applied to other specialized networks of hospitals and physicians. The resulting designation of and access to high-performing hospitals and physicians for challenging clinical conditions — such as cardiac and congenital heart disease, cancer and musculoskeletal disorders — is a model for facilitating cost-effective access to the best treatment individualized around the needs of the specific patient. The Centers of Excellence concept is now moving to more regional and local centers that optimize clinical outcomes and ensure appropriate costs for more common but still significant medical conditions.

Addressing the needs of older Americans. As a leading advocate for the health and well-being of older people, UnitedHealth Group created a dedicated business to meet the health-related needs of people age 50 and older. Focused on the changing health issues and needs of this dynamic population instead of a simple product, this approach has helped expand health care coverage through the use of medical supplement plans, provide more affordable prescription drugs, apply care advocacy approaches to help care for frail, elderly and chronically ill individuals, and begin to address the challenges faced by pre-Medicare retirees.

Personalizing services for medically underserved individuals. UnitedHealth Group has extended its expertise in care advocacy to more than 1 million individuals who participate in state-sponsored health care programs — those who have often lacked access to health care services. These efforts combine community-based care networks with preventive services and intensive case management, including personalized social outreach and education programs, to serve the complex and unique needs of individuals in these settings. Specialized personal health service coordinators are used to target the most frequent causes of severe health conditions in medically underserved communities, including asthma, diabetes, sickle cell disease and high-risk pregnancies, to help people achieve and sustain better overall health while using health resources more appropriately.

Improving practice quality through physician data-sharing. An essential component of quality health care delivery is the continuous refinement of clinical practice based on critical analysis of performance and outcomes for individual physicians and medical practices. UnitedHealth Group has created database analytic tools that allow for the regular evaluation of clinical performance against evidence-based standards and expert physician guidance, and subsequent feedback of the results to individual physicians for their continued professional development. Having championed this type of physician data-sharing and positive feedback for more than a decade, the company has fostered significantly improved physician compliance with best standards, leading to cost-effective, quality clinical outcomes.

Promoting affordable and appropriate use of pharmaceuticals. Since creating the first truly integrated pharmaceutical management enterprise in the 1980s, UnitedHealth Group has been a pioneer and leader in the innovation, design and procurement of pharmaceutical products and services, making them more accessible and affordable, in addition to helping ensure they are used safely and in a manner that will achieve optimal health outcomes. Today, United Pharmaceutical Solutions serves more than 10 million individuals through creation of outpatient pharmaceutical benefit programs, discount purchasing of medicines, clinical interaction with physicians and other disease management entities, programs focused on injectable drugs, and assistance in managing the nation's leading drug benefit card that serves nearly 2 million seniors.

Engaging consumers in health care decisions. Health savings accounts and flexible spending accounts give consumers greater control as well as greater financial accountability for health care decisions. UnitedHealth Group, through its dedicated Consumer and Financial Services business unit, is at the forefront in individual consumer-driven products and capabilities using consumer cards. Through these programs, employers can leverage the buying power of more than 50 million people from UnitedHealth Group companies and affiliates to make their consumer dollar go further and deliver more value. This helps achieve broad, affordable access to quality care and resources across the widest spectrum of care services, including medical, dental, vision, behavioral, chiropractic and other ancillary and complementary services. To support better personal health care decisions, new and enhanced Internet information tools on myuhc.com® enable consumers to research the best treatment options, physicians and facilities for care, as well as find estimates of treatment costs for specific health care services in their immediate geographic areas.

Simplifying health care processes. Innovative new medical ID cards use the latest magnetic stripe technology combined with the convenience of the MasterCard® network to provide easy, on-the-spot verification of patient eligibility for medical services as well as benefit information. In addition, consumer account stored-value cards enable consumers to pay health-related expenses directly from their health savings accounts, flexible spending accounts and personal benefit accounts. Open architecture Internet portals for individuals, employers, physicians and brokers offer real-time access to self-service capabilities, such as online enrollment, billing, claim inquiry, claim submission, claim payment, benefit inquiry and physician selection. These Internet portals are now widely available through UnitedHealth Group and are used regularly by more than 3 million households representing more than 6 million people, 450,000 active registered physician and care provider user sites, 130,000 employers and 15,000 brokers. In 2004, more than 50 different transaction options will be available and more than 160 million transactions will be conducted using our Internet service portals — improving service quality, efficiency and accuracy, while also lowering costs.

Addressing disparities in health care. Against the backdrop of the recent Institute of Medicine report "Unequal Treatment" that documents the unacceptable variations in the quality of health care and health status experienced by minority and other populations of Americans, UnitedHealth Group has entered into partnerships with the federal Agency for Healthcare Research and Quality and the Foundation for Accountability to design and conduct analyses of variances in care delivery from national standards, and to provide innovative decision-support tools that apply to minority communities on the consumer Internet portal.

United Health Foundation — Making a difference in health care

Advancing evidence-based medicine. It is increasingly apparent that the basis for quality health care delivery and optimal outcomes is grounded in the successful translation of the best scientific evidence into clinical practice. In response to this need, the United Health Foundation, a private, nonprofit foundation funded solely by UnitedHealth Group, twice a year distributes *Clinical Evidence* free of charge to more than 500,000 of our nation's physicians, physicians-in-training and nurses. *Clinical Evidence* is a comprehensive, international source for the best available information on the effective care protocols for more than 1,000 medical conditions, compiled by one of the most respected organizations in medicine, the BMJ Publishing Group (formerly the British Medical Journal).

Advancing community-based clinics. The United Health Foundation has provided grants to Unity Health Care, Inc. in Washington, D.C., and New York City-based Children's Health Fund to introduce new Centers of Excellence models designed to improve access to quality health care in medically underserved communities. Multi-year support from the United Health Foundation funds health care teams that deliver integrated and coordinated preventive, clinical and community-based care services and target important medical challenges such as infant mortality, cardiovascular disease, diabetes and asthma. Through this initiative, thousands of children and adults will receive quality, comprehensive health care that would otherwise not be available. The project will also help the development of new models for cost-effective care that can be replicated throughout the nation.

Improving the health of America's communities. Through a partnership with the American Public Health Association and the Partnership for Prevention, the United Health Foundation publishes *America's Health: State Health Rankings*, an annual comprehensive state-by-state analysis of health status throughout the nation. This report, which is based on data from the U.S. Departments of Health, Commerce, Education and Labor, highlights positive trends in public health as well as significant challenges that require attention, thereby targeting the efforts of individuals, families, community leaders, employers and public officials to improve their own health and the overall health of their communities.


Business
overview

UnitedHealth Group®

Who we are

UnitedHealth Group is a diversified health and well-being company, serving approximately 52 million individual Americans.

How we've positioned ourselves for near-term and long-term success

> We are built around three core competencies essential to our focus on making the health care system work better: advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation.

> We operate through discrete, diversified businesses that focus on the needs of specific market segments.

> We continually invest in the future, spending more than $2.2 billion on research, development and capital expenditures, largely for technology and clinical performance advancement services, over the past six years.

How we're making health care work better

We enhance access to health and well-being services.

> We leverage the aggregate buying power of millions of Americans to achieve greater affordability.

> In the increasingly complex health care environment, our physician and consumer outreach services help individuals access, coordinate and manage the services they need.

> Through our family of businesses, we provide a comprehensive array of consumer-oriented services to meet the full spectrum of health and well-being needs.

We apply technology to simplify health care administration.

> Common operating systems and service platforms enable seamless integration of services, streamlining benefits administration.

> Technology improvements drive progressively higher levels of quality and service consistency.

> For employers, consumers and physicians alike, practical technology solutions speed health care interactions, reduce paperwork and lower costs.

We gather and share information to achieve improved health outcomes.

> We aggregate and integrate data from employers, insurance companies and other payers, pharmaceutical and laboratory services providers, hospitals and other participants across the health system to enable meaningful clinical and economic analyses.

> We provide data services and tools that help employers and other payers monitor utilization patterns and control rising costs.

> We promote evidence-based medical care by providing consumers, physicians and other health care providers with relevant, actionable information about clinical quality and decision processes.

> Our clinical research capabilities and related services support the development of new therapeutic compounds and devices.

How we've performed

> The compound annual growth rate for revenues was 32 percent over the past 15 years and stock appreciation has averaged 43 percent per year over the same time frame.

> Earnings per share growth has averaged 36 percent per year since 1989.

Financial performance

(in millions)	2003	2002	2001
Revenues	**$ 28,823**	$ 25,020	$ 23,454
Earnings From Operations	**$ 2,935**	$ 2,186	$ 1,566
Operating Margin	**10.2%**	8.7%	6.7%
Cash Flows From Operating Activities	**$ 3,003**	$ 2,423	$ 1,844
Return on Net Assets	**43.7%**	37.5%	30.7%
Return on Shareholders' Equity	**39.0%**	33.0%	24.5%

Who we are

Specialized Care Services is the nation's most comprehensive platform for specialty health and wellness benefits, services and resources.

Specialized Care Services
A UnitedHealth Group Company

ACN Group®
chiropractic care, physical therapy and alternative and complementary medicine services

Dental Benefit Providers
dental networks and services

HealthAllies®
consumer-driven health care access and purchasing programs

National Benefit Resources
cost management services and consulting for insurers, third-party administrators and employers

Optum®
care facilitation, disease and condition management, and health information services

Spectera®
comprehensive vision services and products

Unimerica
accident, short-term disability and life insurance products

United Behavioral Health
behavioral health and substance abuse services

United Resource Networks
critical illness networks and services

Working Solutions
employee assistance programs

How we're making health care work better

We improve access to specialty health and well-being services.

> We offer services through a variety of channels, businesses and user groups, expanding access to important specialty programs. As a result, we directly serve more than 44 million individuals who have one or more of the products and services we offer through our 10 business units. Our specialty networks address a growing range of specialty and ancillary needs.

> Simple, modular product and service designs with a wide range of price points enable insurers, employers and individuals to select specialty benefits that match their unique needs. Integrated operating platforms, supported by a Six Sigma-style quality environment, also enable customers to combine specialty services seamlessly with basic medical benefits.

> A focus on operating efficiency coupled with group purchasing power helps moderate cost and improve affordability.

We help individuals use health care services more effectively.

> Care management services help improve the effectiveness and quality of care for people with chronic conditions by facilitating access to care services, delivering patient education and support, and providing complex case management services.

> Through various Optum, United Behavioral Health and Working Solutions services, consumers have easy access to credible information about health conditions, treatment options and other focused support, such as employee assistance programs that link individuals to master's-level counselors, financial and legal resources, and care experts.

We help people with critical illnesses achieve quality outcomes, while lowering costs.

> Access to highly distinguished Centers of Excellence for the treatment of complex and critical medical conditions, including transplantation, cancer and heart disease, can markedly improve outcomes and lower costs. Expansion of these centers, structured around specific data that demonstrates superior results, is addressing the needs surrounding other important medical conditions, such as infertility.

Financial performance

(in millions)	2003	2002	2001
Revenues	**$ 1,878**	$ 1,509	$ 1,254
Earnings From Operations	**$ 385**	$ 286	$ 214
Operating Margin	**20.5 %**	19.0 %	17.1 %
Return on Net Assets	**59.1 %**	50.7 %	59.1 %

Uniprise®
A UnitedHealth Group Company

Who we are

Uniprise is the nation's leading provider of health benefits services for large organizations.

How we're making health care work better

We make it easier and more affordable for large organizations to deliver comprehensive health benefits and services.

> We provide customized, integrated benefit plans and operational support services for 9.5 million individuals and 345 large, multi-location employers, nearly 200 of which are in the *Fortune* 500.

We simplify, innovate and make the administration of health care more affordable.

> Through a broad range of services, technologies and process innovations, Uniprise is advancing and modernizing the health care experience. Our initiatives make health care interactions simpler and easier and seek to make the experience of accessing and using health care services more like a consumer retail buying experience, thereby involving the consumer directly and responsibly. Building on each other, these efforts simplify and streamline the health care experience, lower basic costs and increase the speed of health care interactions. The ultimate goal is similar to what has been achieved in many non-health care industries: to deliver services better, faster and cheaper.

> Six Sigma-style quality disciplines are applied to continuously improve service quality, while advancing greater productivity and affordability.

> Internet service portals provide convenient, low-cost information and service channels for consumers, employers, brokers, and physicians and health care providers. Through myuhc.com® individuals order ID cards, check claim status, research health and well-being topics, find a physician and learn about treatment options and costs. Physicians and other health care providers use UnitedHealthcare Online® to submit and track claim payments and look up patient benefit eligibility. Employer eServices℠ enables employers to manage and track health benefits in real time.

> Newly introduced electronic medical ID cards use magnetic stripe technology and the MasterCard® system and network to make it easy to verify patient eligibility and benefits in minutes — anywhere, anytime.

> New consumer account stored-value cards enable consumers to pay health-related expenses directly from their flexible spending accounts and personal benefit accounts.

We engage consumers in health care decisions.

> Uniprise provides consumer-directed benefit plans that promote cost-sharing with employees and offer varying levels of consumer engagement in health care decision-making.

> iPlan®, an example of the most complete consumer-directed health plan option, combines high-deductible medical coverage linked to an employer-funded Personal Benefit Account and includes information tools, personal care assistance services, preventive health benefits and financial incentives that help individuals use health care resources wisely.

Financial performance

(in millions)	2003	2002	2001
Revenues	**$ 3,107**	$ 2,725	$ 2,474
Earnings From Operations	**$ 610**	$ 517	$ 382
Operating Margin	**19.6 %**	19.0 %	15.4 %
Return on Net Assets	**55.2 %**	48.7 %	38.0 %

Health Care Services (includes the businesses of UnitedHealthcare, Ovations and AmeriChoice)

UnitedHealthcare®
A UnitedHealth Group Company

Who we are

UnitedHealthcare provides the most innovative and comprehensive, consumer-oriented health benefit plans and services to small and mid-sized employers and individuals nationwide.

How we're making health care work better

We make access to services broader.

> UnitedHealthcare contracts with more than 400,000 physicians and 3,600 hospitals nationwide. In addition, we provide access to a full array of specialty services and resources that augment basic medical care.

> We provide the most comprehensive array of insurance and health benefit products and services, from simple individual health coverage to services for the largest, most complex groups. Personal benefit accounts and health savings accounts are available within all of our benefit offerings.

> Innovative pharmaceutical management programs provide access to a large network of pharmacies, a complete selection of generic and brand-name drugs, and a convenient home delivery program. A flexible benefit model provides consumers with a wide range of drug choices and copayment levels.

We help make health care better.

> Innovative clinical outreach programs help identify and fill gaps in care. Disease and condition management programs support chronically ill patients with complex illnesses.

> Our consumer information and support services encourage people to follow preventive guidelines and offer access to credible health information via the Internet, audio messages or by speaking with registered nurses and master's-level counselors.

> Centers of Excellence programs, focused on both the hospitals and physicians providing care, improve results and lower costs for complex conditions, such as organ transplantation, cancer and cardiac disease.

> As part of our pharmacy management program, we use sophisticated data applications that analyze drug utilization patterns and screen for safe use of medications prior to dispensing.

We make it all more affordable.

> We aggregate the buying power of millions to achieve the broadest access for the lowest price, including access to pharmaceuticals, medical devices and diagnostic testing at the lowest price.

> Through care facilitation initiatives and technology, we proactively identify the people most in need of care and ensure they have access to the most appropriate services to improve and maintain their health and well-being, helping to prevent the excessive cost of complications that occur from lack of care.

> Our information services help physicians and other care providers, as well as those who need care, make the best decisions to achieve the best outcomes.

> Our leading technology simplifies and automates complex, fragmented health care transactions — providing accurate service the first time for a low cost.

> We empower consumers, physicians and other health care providers with free access to self-service capabilities that are available 24 hours a day, seven days a week.

> We use Six Sigma-style quality disciplines to find and remove inefficiency and waste in the health care system.

Financial performance—Health Care Services

(includes the businesses of UnitedHealthcare, Ovations and AmeriChoice)

(in millions)	2003	2002	2001
Revenues	**$ 24,807**	$ 21,552	$ 20,403
Earnings From Operations	**$ 1,865**	$ 1,328	$ 936
Operating Margin	**7.5 %**	6.2 %	4.6 %
Return on Net Assets	**40.5 %**	35.5 %	29.0 %

OVATIONS
A UnitedHealth Group Company

Who we are

Ovations is the largest U.S. business dedicated to serving the health and well-being needs of people age 50 and older.

How we're making health care work better

We enhance the quality, affordability and security of health care for people over age 50.

> We represent the nation's largest Medicare supplement business, serving nearly 4 million seniors enrolled in AARP Health Care Options.

> We provide network-based health benefit products to 230,000 people eligible for Medicare, including Medicare+Choice products and new Medicare preferred provider plans as part of a pilot initiative with the federal government through the Centers for Medicare and Medicaid Services (CMS).

> For employers to achieve the best health coverages available to retirees, we offer group coverage options in all 50 states.

We make prescription drugs more affordable for older Americans.

> We offer the nation's largest and most popular pharmacy discount card program, along with pharmacy mail service and merchandise offerings of healthy living products, serving nearly 2 million people.

We improve the quality of life for elderly individuals and people with chronic illnesses.

> Through Evercare® we provide individualized care services for more than 65,000 frail or chronically ill individuals across the full continuum of care settings, including at home.

> We operate one of America's largest networks of specialized geriatric care teams, including physicians, nurse practitioners and support staff. We serve the British National Health Service, helping to develop and provide care services for older individuals in order to optimize health resources.

> We offer Evercare Connections, a new service for adult children to help provide care advocacy and support for aging parents.

AmeriChoice
A UnitedHealth Group Company

Who we are

AmeriChoice delivers network-based health care and personal care management services to more than 1 million individuals who participate in state-sponsored health care programs.

How we're making health care work better

We help states make high quality health care services available to people who would otherwise lack coverage because of social and economic factors.

> We work with more than a dozen states to deliver Medicaid and other health care services.

> We offer comprehensive preventive care services and a maternal and obstetrical program, which work proactively to help individuals maintain good health status. Through our Personal Care Model, we focus on helping individuals with serious and chronic health conditions preserve optimal health by coordinating access to care services from physicians, other health care providers, and government and community-based resources.

> We develop education and outreach programs with leading researchers and clinicians to target and intervene in severe illnesses common among AmeriChoice consumers, such as asthma, diabetes, sickle cell disease and complicated pregnancy.

> We pioneered the use of telemedicine to enable our care management nurses and clinicians to monitor vital signs, check medication use and facilitate care.

ingenix
A UnitedHealth Group Company

Who we are

Ingenix provides health care data, technology and analytics services to more than 250,000 physicians, 3,000 hospitals, 2,000 payers, 100 *Fortune* 500 companies and 140 pharmaceutical and biotechnology companies.

How we're making health care work better

We use data and information to solve key health care issues.

> The Ingenix Galaxy database is the largest integrated database in the market with 18 terabytes of information. It combines medical, laboratory and pharmacy data elements to enable comprehensive assessment and evaluation of issues related to clinical quality and costs, including prospective views on illness and needed interventions. It is used by an ever-growing number of employers, health plans, insurers, intermediaries and care providers.

Ingenix provides analytics, applications and consulting services to strengthen health care administration and advance health outcomes.

> Ingenix decision management services, actuarial services, clinical cost trend reporting and forecasting services, and predictive modeling tools help customers better understand medical cost trends, quality of care measures, utilization rates and the efficacy of new therapies and compounds. Benchmarking data helps clients compare and contrast costs, drive performance improvement, develop risk-based disease intervention strategies, and improve consumer choice and accountability.

> Physicians and payers use Ingenix billing and compliance solutions to streamline billing practices, maximize reimbursements and detect claim errors. In addition, as electronic connectivity within the health care industry advances, Ingenix is poised to deliver data applications and analytics directly to physician desktops and other points of care, where the information can be best used to improve health care delivery and reduce costs.

> Fraud and abuse detection and prevention services, benchmarking databases and compliance services provide tools that help health care payers monitor core business processes.

We help biomedical and pharmaceutical firms bring products to market safely.

> i3 Research is our full-service, global clinical research organization (CRO) specializing in oncology, central nervous system, and respiratory and infectious disease. With offices worldwide and capabilities in more than 45 countries, i3 has the resources to launch clinical trials all over the world — from complex multinational trials to smaller studies in specialized patient populations.

> i3 services include traditional clinical trial management capabilities, complemented by additional services such as feasibility assessments and protocol review, document submission, and comprehensive data and biostatistics services. We draw on the resources of more than 24,000 investigators at sites around the world.

> Ingenix is a leader in medical education and communications, delivering education programs, interactive communications tools and publications services to inform and educate the medical community about new clinical treatments, therapies and practices.

Financial performance

(in millions)	2003	2002	2001
Revenues	**$ 574**	$ 491	$ 447
Earnings From Operations	**$ 75**	$ 55	$ 48
Operating Margin	**13.1%**	11.2%	10.7%
Return on Net Assets	**9.7%**	7.6%	7.5%

Financial review

Financial Highlights

For the Year Ended December 31, (in millions, except per share data)	2003	2002	2001	2000	1999
CONSOLIDATED OPERATING RESULTS					
Revenues	**$ 28,823**	$ 25,020	$ 23,454	$ 21,122	$ 19,562
Earnings From Operations	**$ 2,935**	$ 2,186	$ 1,566	$ 1,200	$ 943
Net Earnings	**$ 1,825**	$ 1,352	$ 913	$ 736 [1]	$ 568 [2]
Return on Shareholders' Equity	**39.0 %**	33.0 %	24.5 %	19.8 % [1]	14.1 %
Basic Net Earnings per Common Share	**$ 3.10**	$ 2.23	$ 1.46	$ 1.14	$ 0.82
Diluted Net Earnings per Common Share	**$ 2.96**	$ 2.13	$ 1.40	$ 1.09 [1]	$ 0.80 [2]
Common Stock Dividends per Share	**$ 0.015**	$ 0.015	$ 0.015	$ 0.008	$ 0.008
CONSOLIDATED CASH FLOWS FROM (USED FOR)					
Operating Activities	**$ 3,003**	$ 2,423	$ 1,844	$ 1,521	$ 1,189
Investing Activities	**$ (745)**	$ (1,391)	$ (1,138)	$ (968)	$ (623)
Financing Activities	**$ (1,126)**	$ (1,442)	$ (585)	$ (739)	$ (605)
CONSOLIDATED FINANCIAL CONDITION (As of December 31)					
Cash and Investments	**$ 9,477**	$ 6,329	$ 5,698	$ 5,053	$ 4,719
Total Assets	**$ 17,634**	$ 14,164	$ 12,486	$ 11,053	$ 10,273
Debt	**$ 1,979**	$ 1,761	$ 1,584	$ 1,209	$ 991
Shareholders' Equity	**$ 5,128**	$ 4,428	$ 3,891	$ 3,688	$ 3,863
Debt-to-Total-Capital Ratio	**27.8 %**	28.5 %	28.9 %	24.7 %	20.4 %

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

[1] 2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the United Health Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items for comparability purposes, 2000 net earnings and diluted earnings per common share were $705 million and $1.05 per share, and return on shareholders' equity was 19.0%.

[2] 1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding this benefit for comparability purposes, net earnings and diluted net earnings per common share were $563 million and $0.79 per share.

Results of Operations

BUSINESS OVERVIEW

UnitedHealth Group is a leader in the health and well-being industry, serving approximately 52 million Americans. Our primary focus is on improving the American health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation to make health care work better. We provide individuals with access to quality, cost-effective health care services and resources. We promote the delivery of care, consistent with the best available evidence for effective health care. We provide employers with superb value, service and support, and we deliver value to our shareholders by executing a business strategy founded upon a commitment to balanced growth, profitability and capital discipline.

2003 FINANCIAL PERFORMANCE HIGHLIGHTS

UnitedHealth Group had a very strong year in 2003. The company continued to achieve diversified growth across its business segments and generated net earnings of $1.8 billion and operating cash flows of $3.0 billion, representing increases of 35% and 24%, respectively, over 2002. Other financial performance highlights include:

> Diluted net earnings per common share of $2.96, representing an increase of 39% over 2002.

> Revenues of $28.8 billion, a 15% increase over 2002.

> Operating earnings of more than $2.9 billion, up 34% over 2002.

> Consolidated operating margin of 10.2%, up from 8.7% in 2002 driven primarily by improved margins on risk-based products, a product mix shift from risk-based products to higher-margin, fee-based products, and operational and productivity improvements.

> Return on shareholders' equity of 39.0%, up from 33.0% in 2002.

2003 RESULTS COMPARED TO 2002 RESULTS

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers' health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by $3.8 billion, or 15%, in 2003 to $28.8 billion. Consolidated revenues increased by approximately 11% as a result of rate increases on premium and fee-based services and growth across business segments, and 4% as a result of revenues from businesses acquired since the beginning of 2002. Following is a discussion of 2003 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2003 totaled $25.4 billion, an increase of $3.5 billion, or 16%, over 2002. UnitedHealthcare premium revenues increased by $1.8 billion, driven primarily by average premium rate increases of 12% to 13% on renewing commercial risk-based business. Premium revenues from Medicaid programs also increased by approximately $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by our AmeriChoice Medicaid programs since the acquisition date. The remaining premium revenue growth in 2003 was primarily driven by growth in the number of individuals served by Ovations' Medicare supplement products provided to AARP members and its Evercare business, along with growth in several of Specialized Care Services' businesses.

Service Revenues Service revenues in 2003 totaled $3.1 billion, an increase of $224 million, or 8%, over 2002. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2003.

Investment and Other Income Investment and other income totaled $257 million, representing an increase of $37 million over 2002, due primarily to increased capital gains on sales of investments. Net capital gains on sales of investments were $22 million in 2003, compared with net capital losses of $18 million in 2002. Interest income decreased by $3 million in 2003, driven by lower yields on investments, partially offset by the impact of increased levels of cash and fixed-income investments.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 83.0% in 2002 to 81.4% in 2003. Excluding the AARP business,[1] the medical care ratio decreased 140 basis points from 81.4% in 2002 to 80.0% in 2003. Approximately 30 basis points of the decrease in the medical care ratio was driven by favorable development of prior period medical cost estimates as further discussed below. The balance of the medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years. Medical costs for 2002 include approximately $70 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2003 medical costs increased $2.5 billion, or 14%, over 2002. The increase was driven primarily by a rise in medical costs of approximately 10% to 11% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the beginning of 2002.

[1] Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for 2003 was 16.9%, down from 17.5% in 2002. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues, and productivity gains from technology deployment and other cost management initiatives. Our premium-based products have lower operating cost ratios than our fee-based products. The impact of operating cost efficiencies in 2003 was partially offset by the continued incremental costs associated with the development, deployment, adoption and maintenance of new technology releases.

On an absolute dollar basis, operating costs for 2003 increased $488 million, or 11%, over 2002. This increase was driven by a 6% increase in total individuals served by Health Care Services and Uniprise during 2003, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation and additional operating costs associated with change initiatives and acquired businesses.

Depreciation and Amortization

Depreciation and amortization in 2003 was $299 million, an increase of $44 million over 2002. This increase was due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2002.

Income Taxes

Our effective income tax rate was 35.7% in 2003, compared to 35.5% in 2002. The change from 2002 was due to changes in business and income mix between states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2003	2002	Percent Change
Health Care Services	**$24,807**	$ 21,552	15%
Uniprise	**3,107**	2,725	14%
Specialized Care Services	**1,878**	1,509	24%
Ingenix	**574**	491	17%
Corporate and Eliminations	**(1,543)**	(1,257)	nm
Consolidated Revenues	**$28,823**	$ 25,020	15%

EARNINGS FROM OPERATIONS	2003	2002	Percent Change
Health Care Services	**$ 1,865**	$ 1,328	40%
Uniprise	**610**	517	18%
Specialized Care Services	**385**	286	35%
Ingenix	**75**	55	36%
Consolidated Earnings From Operations	**$ 2,935**	$ 2,186	34%

nm — not meaningful

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries.

Health Care Services had revenues of $24.8 billion in 2003, representing an increase of $3.3 billion, or 15%, over 2002. The majority of the increase resulted from an increase of $1.9 billion in UnitedHealthcare revenue, an increase of 14% over 2002. The increase in UnitedHealthcare revenues was driven by average premium rate increases of approximately 12% to 13% on renewing commercial risk-based business and 8% growth in the number of individuals served by fee-based products during 2003. Revenues from Medicaid programs in 2003 increased by $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by AmeriChoice Medicaid programs since the acquisition date. Ovations revenues increased by $319 million, or 5%, primarily due to increases in the number of individuals served by both its Medicare supplement products provided to AARP members and by its Evercare business.

Health Care Services earnings from operations in 2003 were nearly $1.9 billion, representing an increase of $537 million, or 40%, over 2002. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare's risk-based products, growth in the number of individuals served by UnitedHealthcare's fee-based products, and the acquisition of AmeriChoice on September 30, 2002. UnitedHealthcare's commercial medical care ratio improved to 80.0% in 2003 from 81.8% in 2002. Approximately 40 basis points of the decrease in the commercial medical care ratio was driven by the favorable development of prior period medical cost estimates, with the balance of the decrease resulting from net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services' 2003 operating margin was 7.5%, an increase of 130 basis points over 2002. This increase was driven by a combination of improved medical care ratios and a shift in commercial product mix from risk-based products to higher-margin, fee-based products.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2003	2002
Commercial		
Risk-Based	**5,400**	5,070
Fee-Based	**2,895**	2,715
Total Commercial	**8,295**	7,785
Medicare	**230**	225
Medicaid	**1,105**	1,030
Total Health Care Services	**9,630**	9,040

[1] Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare's commercial business as of December 31, 2003 increased by 510,000, or 7%, over the prior year. This included an increase of 180,000, or 7%, in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products. In addition, the number of individuals served by risk-based products increased by 330,000. This increase was driven by the acquisition of Golden Rule Financial Corporation (Golden Rule) in November 2003, which resulted in the addition of 430,000 individuals served, partially offset by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of risk-based offerings from unprofitable arrangements with customers using multiple benefit carriers.

Ovations' year-over-year Medicare+Choice enrollment remained relatively stable, with 230,000 individuals served as of December 31, 2003. Medicaid enrollment increased by 75,000, or 7%, due to strong growth in the number of individuals served by AmeriChoice over the past year.

Uniprise

Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans. Uniprise revenues in 2003 were $3.1 billion, representing an increase of 14% over 2002. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise during 2003, annual service fee rate increases for self-insured customers, and a change in customer funding mix during 2002. Uniprise served 9.1 million individuals and 8.6 million individuals as of December 31, 2003 and 2002, respectively.

Uniprise earnings from operations in 2003 were $610 million, representing an increase of 18% over 2002. Operating margin for 2003 improved to 19.6% from 19.0% in 2002. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of health and well-being companies, each serving a specialized market need with a unique offering of benefits, networks, services and resources. Specialized Care Services revenues during 2003 of $1.9 billion increased by $369 million, or 24%, over 2002. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its mental health benefits business; Dental Benefit Providers, its dental services business; and Spectera, its vision care benefits business; as well as rate increases related to these businesses.

Earnings from operations in 2003 of $385 million increased $99 million, or 35%, over 2002. Specialized Care Services' operating margin increased to 20.5% in 2003, up from 19.0% in 2002. This increase was driven primarily by operational and productivity improvements at United Behavioral Health. With the continuing growth of the Specialized Care Services segment, we are consolidating production and service operations to a segmentwide service and production infrastructure to improve service, quality and consistency, and to enhance productivity and efficiency.

Ingenix

Ingenix is an international leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and governments. Ingenix revenues in 2003 of $574 million increased by $83 million, or 17%, over 2002. This was driven primarily by new business growth in the health information business.

Earnings from operations in 2003 were $75 million, up $20 million, or 36%, from 2002. Operating margin was 13.1% in 2003, up from 11.2% in 2002. The increase in the operating margin was primarily due to growth in the health information business.

2002 RESULTS COMPARED TO 2001 RESULTS

Consolidated Financial Results

Revenues

Consolidated revenues increased by approximately $1.6 billion, or 7%, in 2002 to $25.0 billion. Strong growth across our business segments was partially offset by the impact of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers, and withdrawals and benefit design changes in our Medicare+Choice product offering in certain markets. Following is a discussion of 2002 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2002 totaled $21.9 billion, an increase of $1.2 billion, or 6%, compared with 2001. Premium revenues from UnitedHealthcare's commercial risk-based products increased by approximately $1.2 billion, or 10%, to $12.9 billion in 2002. Average net premium rate increases exceeded 13% on UnitedHealthcare's renewing commercial risk-based business. This increase was partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers and a shift in product mix from risk-based to fee-based products. During 2002, the number of individuals served by UnitedHealthcare commercial risk-based products decreased by 180,000, or 3%.

Premium revenues from Medicaid and Medicare+Choice programs decreased by $400 million, or 11%, to $3.2 billion in 2002. Premium revenues from Medicare+Choice programs decreased by $850 million to $1.6 billion because of planned withdrawals and benefit design changes in certain markets undertaken in response to insufficient Medicare program reimbursement rates. Premium revenues from Medicaid programs increased by $450 million to $1.6 billion in 2002. More than half of this increase, $240 million, related to the acquisition of AmeriChoice on September 30, 2002.

The balance of premium revenue growth in 2002 included a $240 million increase in Health Care Services' premium revenues driven by an increase in the number of individuals served by both Ovations' Medicare supplement products provided to AARP members and by its Evercare business. In addition, Specialized Care Services realized a $140 million increase in premium revenues in 2002.

Service Revenues Service revenues in 2002 totaled $2.9 billion, an increase of $404 million, or 16%, over 2001. The increase in service revenues was driven primarily by aggregate growth of 11% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements. Uniprise and UnitedHealthcare service revenues grew by an aggregate of $230 million during 2002. Additionally, revenues from Ovations' Pharmacy Services business, established in June 2001, increased by approximately $110 million, as it was in operation for the full year in 2002.

Investment and Other Income Investment and other income in 2002 totaled $220 million, a decrease of $61 million, or 22%, from 2001. Interest income decreased by $32 million due to lower interest yields on investments in 2002 compared with 2001, partially offset by the impact of increased levels of cash and fixed-income investments. Net realized capital losses in 2002 were $18 million, compared to net realized capital gains of $11 million in 2001. The 2002 net realized capital losses were mainly due to sales of investments in debt securities of certain companies in the telecommunications industry and impairments recorded on certain UnitedHealth Capital equity investments. The losses were partially offset by capital gains on sales of investments in other debt securities.

Medical Costs

The consolidated medical care ratio decreased from 85.3% in 2001 to 83.0% in 2002. Excluding the AARP business, the medical care ratio decreased by 250 basis points from 83.9% in 2001 to 81.4% in 2002. Approximately 90 basis points of the medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. Additionally, the medical care ratio decreased approximately 90 basis points because of withdrawals and benefit design changes in certain Medicare markets pertaining to our Medicare+Choice offering. The balance of the decrease in the medical care ratio was primarily driven by changes in product and business mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

On an absolute dollar basis, consolidated medical costs increased by $548 million, or 3%, over 2001. This increase principally resulted from a rise in medical costs of approximately 12%, or $2.1 billion, driven by the combination of medical cost inflation and increased health care consumption. Partially offsetting this increase, medical costs decreased by approximately $1.4 billion due to net reductions in the number of people receiving benefits under our Medicare and commercial risk-based products. The balance of the decrease in medical costs was driven primarily by changes in benefit designs in certain Medicare markets.

Operating Costs

The operating cost ratio was 17.5% in 2002, compared with 17.0% in 2001. During 2002, our fee-based products and services grew at a faster rate than our premium-based products, and fee-based products have much higher operating cost ratios than premium-based products. In addition, our Medicare business, which has relatively low operating costs as a percentage of revenues, decreased in size relative to our overall operations. Using a revenue mix comparable to 2001, the 2002 operating cost ratio would have decreased slightly in 2002. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in our transaction processing and customer service, billing and enrollment functions. The impact of these efficiencies was partially offset by the incremental costs associated with the development, deployment, adoption and maintenance of new technology releases, as well as increased business self-insurance costs during 2002.

On an absolute dollar basis, operating costs increased by $408 million, or 10%, over 2001. This increase was driven by a 7% increase in the total number of individuals served by Health Care Services and Uniprise during 2002, general operating cost inflation and the additional costs associated with acquired businesses.

Depreciation and Amortization

Depreciation and amortization was $255 million in 2002 and $265 million in 2001. This decrease was due to $93 million of amortization expense in 2001 recorded for goodwill, which was no longer amortized in 2002 pursuant to the adoption of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets." This decrease was largely offset by $83 million of additional depreciation and amortization resulting from higher levels of equipment and capitalized software as a result of technology enhancements and business growth.

Income Taxes

Our effective income tax rate was 35.5% in 2002 and 38.0% in 2001. The decrease was primarily due to the impact of non-tax-deductible goodwill amortization that is no longer amortized for financial reporting purposes, as required by FAS No. 142. Assuming FAS No. 142 was effective during 2001, the effective tax rate would have been approximately 36.0% during 2001.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2002	2001	Percent Change
Health Care Services	$ 21,552	$ 20,403	6%
Uniprise	2,725	2,474	10%
Specialized Care Services	1,509	1,254	20%
Ingenix	491	447	10%
Corporate and Eliminations	(1,257)	(1,124)	nm
Consolidated Revenues	$ 25,020	$ 23,454	7%

EARNINGS FROM OPERATIONS	2002	2001 Reported	2001 Adjusted[1]	Percent Change[1]
Health Care Services	$ 1,328	$ 936	$ 974	36%
Uniprise	517	382	410	26%
Specialized Care Services	286	214	220	30%
Ingenix	55	48	69	(20%)
Corporate	–	(14)	(14)	nm
Consolidated Earnings From Operations	$ 2,186	$ 1,566	$ 1,659	32%

nm — not meaningful

[1] Adjusted to exclude $93 million of amortization expense associated with goodwill for comparability purposes. Pursuant to FAS No. 142, which we adopted effective January 1, 2002, goodwill is no longer amortized. Where applicable, the percent change is calculated comparing the 2002 results to the 2001 "Adjusted" results.

Health Care Services

Health Care Services posted record revenues of $21.6 billion in 2002, an increase of nearly $1.2 billion, or 6%, over 2001. The increase in revenues primarily resulted from an increase of approximately $1.2 billion in UnitedHealthcare's commercial premium revenues. This was driven by average net premium rate increases in excess of 13% on renewing commercial risk-based business, partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers. Premium revenues from Medicaid programs increased by $450 million in 2002, of which $240 million related to the acquisition of AmeriChoice on September 30, 2002. Offsetting these increases, Medicare+Choice premium revenues decreased by $850 million as a result of planned withdrawals and benefit design changes in certain markets in response to insufficient Medicare program reimbursement rates. The balance of Health Care Services' revenue growth in 2002 includes a $240 million increase in Ovations revenues driven by an increase in the number of individuals served by both its Medicare supplement products provided to AARP members and its Evercare business, and a $140 million increase in revenues from its Pharmacy Services business, established in June 2001.

Health Care Services realized earnings from operations of $1.3 billion in 2002, an increase of $392 million, or 42%, over 2001 on a reported basis, and an increase of $354 million, or 36%, over 2001 on a FAS No. 142 comparable reporting basis. This increase primarily resulted from improved gross margins on UnitedHealthcare's commercial risk-based products, revenue growth and operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in the transaction processing and customer service, billing and enrollment functions. Health Care Services' operating margin increased to 6.2% in 2002 from 4.6% on a reported basis and from 4.8% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by a combination of an improved medical care ratio, productivity improvements and a shift in product mix from risk-based products to higher-margin, fee-based products.

UnitedHealthcare's commercial medical care ratio decreased by 230 basis points from 84.1% in 2001 to 81.8% in 2002. Approximately 130 basis points of the commercial medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. The balance of the decrease in the commercial medical care ratio was primarily driven by changes in product mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

The following table summarizes the number of individuals served, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2002	2001
Commercial		
Risk-Based	5,070	5,250
Fee-Based	2,715	2,305
Total Commercial	7,785	7,555
Medicare	225	345
Medicaid	1,030	640
Total Health Care Services	9,040	8,540

[1] Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare's commercial products increased by 230,000, or 3%, during 2002. This included an increase of 410,000, or 18%, in the number of individuals served with fee-based products, driven by new customer relationships and customers converting from risk-based products during 2002. This increase was partially offset by a decrease of 180,000, or 3%, in the number of individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

Ovations' year-over-year Medicare enrollment decreased 35% because of market withdrawals and benefit design changes. These actions were taken in response to insufficient Medicare program reimbursement rates in specific counties and were intended to preserve profit margins and better position the Medicare program for long-term success. Year-over-year Medicaid enrollment increased by 390,000, largely due to the acquisition of AmeriChoice on September 30, 2002, which served approximately 360,000 individuals as of the acquisition date.

Uniprise

Uniprise revenues were $2.7 billion in 2002, up $251 million, or 10%, over 2001. This increase was driven primarily by an 8% increase in Uniprise's customer base. Uniprise served 8.6 million individuals as of December 31, 2002, and 8.0 million individuals as of December 31, 2001.

Uniprise earnings from operations grew by $135 million, or 35%, over 2001 on a reported basis, and by $107 million, or 26%, over 2001 on a FAS No. 142 comparable reporting basis. Operating margin improved to 19.0% in 2002 from 15.4% on a reported basis and from 16.6% on a FAS No. 142 comparable reporting basis in 2001. Uniprise expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs supporting its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services had revenues of $1.5 billion in 2002, an increase of $255 million, or 20%, over 2001. This increase was principally driven by $140 million of revenue growth from Spectera, its vision care benefits business acquired in October 2001, and an increase in the number of individuals served by United Behavioral Health, its mental health benefits business, and Dental Benefit Providers, its dental services business.

Earnings from operations reached $286 million in 2002, an increase over 2001 of $72 million, or 34%, on a reported basis and $66 million, or 30%, on a FAS No. 142 comparable reporting basis. Specialized Care Services' operating margin increased to 19.0% in 2002, up from 17.1% on a reported basis and from 17.5% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by operational and productivity improvements, partially offset by a shifting business mix toward higher revenue, lower margin products. With the growth of this segment, we began consolidating production and service operations to a segmentwide service and production infrastructure to improve service quality and consistency and enhance productivity and efficiency.

Ingenix

Revenues were $491 million in 2002, an increase of $44 million, or 10%, over 2001. This was the result of strong new business growth in the health information business and revenues from acquired businesses, partially offset by reduced revenues in the pharmaceutical services business.

Earnings from operations were $55 million, up $7 million, or 15%, over 2001 on a reported basis, and down $14 million, or 20%, from 2001 on a FAS No. 142 comparable reporting basis. Operating margin was 11.2% in 2002, up from 10.7% in 2001 on a reported basis, and down from 15.4% on a FAS No. 142 comparable reporting basis. The reduction in earnings from operations and operating margin on a FAS No. 142 comparable reporting basis was due to cancellations and delays of certain clinical research trials by pharmaceutical clients, which were affected by weak industry-specific conditions. This reduction was partially offset by strong business growth and slightly expanding margins in the health information business.

Corporate

Corporate includes costs for certain companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. The decrease in corporate expenses of $14 million from 2001 to 2002 reflects the completion during 2001 of certain companywide process improvement initiatives.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2003

Liquidity

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors' approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2003, a hypothetical 1% increase in commercial insured medical costs would have reduced net earnings by approximately $75 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities was $3.0 billion in 2003, representing an increase over 2002 of $580 million, or 24%. This increase in operating cash flows resulted primarily from an increase of $454 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $126 million due to cash generated by working capital changes, driven primarily by an increase in medical costs payable. As premium revenues and related medical costs increase, we generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $9.5 billion at December 31, 2003. Total cash and investments increased by $3.1 billion since December 31, 2002, primarily due to $2.2 billion in cash and investments acquired in the Golden Rule acquisition in November 2003 and strong operating cash flows, partially offset by capital expenditures, businesses acquired for cash and common stock repurchases.

As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2003 and 2002, we had commercial paper and debt outstanding of approximately $2.0 billion and $1.8 billion, respectively. Our debt-to-total-capital ratio was 27.8% and 28.5% as of December 31, 2003 and December 31, 2002, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders' equity, while maintaining appropriate liquidity.

In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We entered into interest rate swap agreements to convert our interest exposure on $725 million of the 2003 borrowings from a fixed to a variable rate. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. Commercial paper and current maturities of long-term debt decreased from $811 million as of December 31, 2002, to $229 million as of December 31, 2003, as a result of these actions.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated "A" by Standard & Poor's (S&P) and Fitch, and "A3" with a positive outlook by Moody's. Our commercial paper is rated "A-1" by S&P, "F-1" by Fitch, and "P-2" with a positive outlook by Moody's. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors' authorization to purchase up to an additional 45 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

In May 2003, our board of directors declared a two-for-one split of the company's common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. All share and per share amounts have been restated to reflect the stock split.

On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule.

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

We financed the cash portion of the MAMSI purchase price primarily through commercial paper issuances and a total of $500 million of five- and 10-year fixed-rate notes issued on February 10, 2004. We have entered into interest rate swap agreements to convert our interest exposure on these notes from a fixed to a variable rate. Following the closing of this acquisition and the debt issuances, our debt-to-total-capital ratio remained below 30%.

Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities, after consideration of the notes issued in connection with the MAMSI acquisition described above, is $250 million. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. We plan to file an amendment to increase the issuing capacity under our S-3 shelf registration statement to $2.0 billion during the first half of 2004. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of approximately 24.3 million shares of our common stock in connection with acquisition activities. We filed a separate S-4 registration statement for the 36.4 million shares issued in connection with the acquisition of MAMSI described above.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

The following table summarizes future obligations due by period as of December 31, 2003, under our various contractual obligations, off-balance sheet arrangements and commitments (in millions):

	2004	2005 to 2006	2007 to 2008	Thereafter	Total
Debt and Commercial Paper[1]	$ 229	$ 400	$ 900	$ 450	$ 1,979
Operating Leases	103	185	144	191	623
Purchase Obligations[2]	83	99	14	–	196
Future Policy Benefits[3]	160	290	265	962	1,677
Other Long-Term Obligations[4]	–	–	65	173	238
Total Contractual Obligations	$ 575	$ 974	$1,388	$1,776	$ 4,713

1 Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

2 Minimum commitments under existing purchase obligations for goods and services.

3 Estimated payments required under life insurance and annuity contracts.

4 Includes obligations associated with certain employee benefit programs and minority interest purchase commitments.

Currently, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period, and record changes in the period they become known.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Favorable Development	Net Impact on Medical Costs (a)	Medical Costs		Earnings from Operations	
			As Reported	As Adjusted (b)	As Reported	As Adjusted (b)
2000	$ 15	$ (15)	$ 16,155	$ 16,140	$ 1,200	$ 1,215
2001	$ 30	$ (40)	$ 17,644	$ 17,604	$ 1,566	$ 1,606
2002	$ 70	$ (80)	$ 18,192	$ 18,112	$ 2,186	$ 2,266
2003	$ 150	(c)	$ 20,714	(c)	$ 2,935	(c)

a) The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

b) Represents reported amounts adjusted to reflect the net impact of medical cost development.

c) Not yet determinable as the amount of prior period development recorded in 2004 will change as our December 31, 2003 medical costs payable estimate develops throughout 2004.

Our estimate of medical costs payable represents management's best estimate of the company's liability for unpaid medical costs as of December 31, 2003, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2003; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2003 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2003 earnings from operations would increase or decrease by approximately $33 million and diluted net earnings per common share would increase or decrease by approximately $0.03 per share.

Investments

As of December 31, 2003, we had approximately $7.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2003, our investments had gross unrealized gains of $238 million and gross unrealized losses of $7 million. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statement of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

Long-Lived Assets

As of December 31, 2003 and 2002, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software, of $4.7 billion and $4.4 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future utility, cash flows and other internal and external factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingent Liabilities

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

INFLATION

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates and equity prices. The company's primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $7.0 billion of our investments at December 31, 2003 were fixed-income securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at December 31, 2003, the fair value of our fixed-income investments would decrease or increase by approximately $340 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $1.2 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of December 31, 2003. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At December 31, 2003, we had $181 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2003, there were no significant concentrations of credit risk.

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" and similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications regarding our business or results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past as well as current forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and establishing appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (e) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (f) significant deterioration in customer retention; (g) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers, and (h) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism, or major epidemics. A further list and description of these risks, uncertainties and other matters can be found in our annual report on Form 10-K for the year ended December 31, 2003, and in our reports on Forms 10-Q and 8-K.

Consolidated Statements of Operations

(in millions, except per share data)	For the Year Ended December 31, 2003	2002	2001
REVENUES			
Premiums	$ 25,448	$ 21,906	$ 20,683
Services	3,118	2,894	2,490
Investment and Other Income	257	220	281
Total Revenues	28,823	25,020	23,454
MEDICAL AND OPERATING COSTS			
Medical Costs	20,714	18,192	17,644
Operating Costs	4,875	4,387	3,979
Depreciation and Amortization	299	255	265
Total Medical and Operating Costs	25,888	22,834	21,888
EARNINGS FROM OPERATIONS	2,935	2,186	1,566
Interest Expense	(95)	(90)	(94)
EARNINGS BEFORE INCOME TAXES	2,840	2,096	1,472
Provision for Income Taxes	(1,015)	(744)	(559)
NET EARNINGS	$ 1,825	$ 1,352	$ 913
BASIC NET EARNINGS PER COMMON SHARE	$ 3.10	$ 2.23	$ 1.46
DILUTED NET EARNINGS PER COMMON SHARE	$ 2.96	$ 2.13	$ 1.40
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	589	607	625
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	28	29	29
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	617	636	654

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except per share data)	As of December 31, 2003	2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 2,262	$ 1,130
Short-Term Investments	486	701
Accounts Receivable, net of allowances of $88 and $86	745	664
Assets Under Management	2,019	2,069
Deferred Income Taxes	269	389
Other Current Assets	339	221
Total Current Assets	6,120	5,174
Long-Term Investments	6,729	4,498
Property, Equipment and Capitalized Software, net of accumulated depreciation and amortization of $538 and $456	1,032	955
Goodwill	3,509	3,363
Other Intangible Assets, net of accumulated amortization of $43 and $31	180	122
Other Assets	64	52
TOTAL ASSETS	$ 17,634	$ 14,164
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Medical Costs Payable	$ 4,152	$ 3,741
Accounts Payable and Accrued Liabilities	1,575	1,459
Other Policy Liabilities	2,117	1,781
Commercial Paper and Current Maturities of Long-Term Debt	229	811
Unearned Premiums	695	587
Total Current Liabilities	8,768	8,379
Long-Term Debt, less current maturities	1,750	950
Future Policy Benefits for Life and Annuity Contracts	1,517	–
Deferred Income Taxes and Other Liabilities	471	407
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Common Stock, $0.01 par value – 1,500 shares authorized; 583 and 599 shares outstanding	6	6
Additional Paid-In Capital	58	170
Retained Earnings	4,915	4,104
Accumulated Other Comprehensive Income:		
Net Unrealized Gains on Investments, net of tax effects	149	148
TOTAL SHAREHOLDERS' EQUITY	5,128	4,428
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 17,634	$ 14,164

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains on Investments	Total Shareholders' Equity	Comprehensive Income
BALANCE AT DECEMBER 31, 2000	634	$ 6	$ –	$ 3,592	$ 90	$ 3,688	
Issuances of Common Stock, and related tax benefits	22	–	474	–	–	474	
Common Stock Repurchases	(39)	–	(438)	(691)	–	(1,129)	
Comprehensive Income							
Net Earnings	–	–	–	913	–	913	$ 913
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	(46)	(46)	(46)
Comprehensive Income							$ 867
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2001	617	6	36	3,805	44	3,891	
Issuances of Common Stock, and related tax benefits	26	–	905	–	–	905	
Common Stock Repurchases	(44)	–	(771)	(1,044)	–	(1,815)	
Comprehensive Income							
Net Earnings	–	–	–	1,352	–	1,352	$ 1,352
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	104	104	104
Comprehensive Income							$1,456
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2002	599	6	170	4,104	148	4,428	
Issuances of Common Stock, and related tax benefits	17	–	490	–	–	490	
Common Stock Repurchases	(33)	–	(602)	(1,005)	–	(1,607)	
Comprehensive Income							
Net Earnings	–	–	–	1,825	–	1,825	$ 1,825
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	1	1	1
Comprehensive Income							$ 1,826
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2003	583	$ 6	$ 58	$ 4,915	$ 149	$5,128	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	For the Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net Earnings	$ 1,825	$ 1,352	$ 913
Noncash Items			
Depreciation and Amortization	299	255	265
Deferred Income Taxes and Other	91	154	40
Net Change in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances			
Accounts Receivable and Other Current Assets	(46)	83	7
Medical Costs Payable	276	74	156
Accounts Payable and Accrued Liabilities	460	423	280
Other Policy Liabilities	87	70	131
Unearned Premiums	11	12	52
CASH FLOWS FROM OPERATING ACTIVITIES	3,003	2,423	1,844
INVESTING ACTIVITIES			
Cash Paid for Acquisitions, net of cash assumed and other effects	(590)	(302)	(92)
Purchases of Property, Equipment and Capitalized Software	(352)	(419)	(425)
Purchases of Investments	(2,583)	(3,246)	(2,088)
Maturities and Sales of Investments	2,780	2,576	1,467
CASH FLOWS USED FOR INVESTING ACTIVITIES	(745)	(1,391)	(1,138)
FINANCING ACTIVITIES			
Proceeds from (Payments of) Commercial Paper, net	(382)	(223)	275
Proceeds from Issuance of Long-Term Debt	950	400	250
Payments for Retirement of Long-Term Debt	(350)	–	(150)
Common Stock Repurchases	(1,607)	(1,815)	(1,129)
Proceeds from Common Stock Issuances	268	205	178
Dividends Paid	(9)	(9)	(9)
Other	4	–	–
CASH FLOWS USED FOR FINANCING ACTIVITIES	(1,126)	(1,442)	(585)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,132	(410)	121
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,130	1,540	1,419
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,262	$ 1,130	$ 1,540
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Common Stock Issued for Acquisitions	$ –	$ 567	$ 163

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1 DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," and "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through strategically aligned, market-defined businesses, we offer health care access, benefits and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

Use of Estimates

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, revenues, contingent liabilities and asset valuations, allowances and impairments. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers' health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record health care premium payments we receive from our customers in advance of the service period as unearned premiums.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees' dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Cash, Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term. We may sell investments classified as long-term before their maturity to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

We exclude unrealized gains and losses on investments available for sale from earnings and report it, net of income tax effects, as a separate component of shareholders' equity. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statement of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost or amortized cost of each investment sold.

Assets Under Management

We administer certain aspects of AARP's insurance program (see Note 4). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2003, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $101 million, $102 million and $113 million in 2003, 2002 and 2001, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the rate stabilization fund associated with the AARP program. As of December 31, 2003 and 2002, the AARP investment portfolio and rate stabilization fund included net unrealized gains of $86 million and $117 million, respectively.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2003, was approximately five years.

The net book value of property and equipment was $503 million and $490 million as of December 31, 2003 and 2002, respectively. The net book value of capitalized software was $529 million and $465 million as of December 31, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which an asset's carrying value exceeds its estimated fair value. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

Other Policy Liabilities

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 4), customer balances related to experience-rated insurance products and the current portion of future policy benefits for life insurance and annuity contracts. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Future Policy Benefits for Life and Annuity Contracts

Future policy benefits for life insurance and annuity contracts represents account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products.

Policy Acquisition Costs

For our health insurance contracts, costs related to the acquisition and renewal of customer contracts are charged to expense as incurred. Our health insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(in millions, except per share data)	For the Year Ended December 31, 2003	2002	2001
NET EARNINGS			
As Reported	$ **1,825**	$ 1,352	$ 913
Compensation Expense, net of tax effect	**(122)**	(101)	(82)
Pro Forma	$ **1,703**	$ 1,251	$ 831
BASIC NET EARNINGS PER COMMON SHARE			
As Reported	$ **3.10**	$ 2.23	$ 1.46
Pro Forma	$ **2.89**	$ 2.06	$ 1.33
DILUTED NET EARNINGS PER COMMON SHARE			
As Reported	$ **2.96**	$ 2.13	$ 1.40
Pro Forma	$ **2.76**	$ 1.97	$ 1.27
WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF OPTIONS GRANTED	$ **11**	$ 14	$ 12

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 10.

Net Earnings Per Common Share

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

Derivative Financial Instruments

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 8.

Recently Issued Accounting Standards

During 2003, we adopted the following accounting standards, which did not have a material impact on our consolidated financial position or results of operations: 1) FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs; 2) FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan; 3) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of the obligation assumed under the guarantee; 4) Interpretation No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51," which requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both; 5) FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting for derivative instruments and hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and 6) FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for classifying and measuring as liabilities certain freestanding financial instruments that represent obligations of the issuer and have characteristics of both liabilities and equity.

Reclassifications

Certain 2001 and 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

3 ACQUISITIONS

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger significantly strengthens UnitedHealthcare's market position in the mid-Atlantic region and provides substantial distribution opportunities for other UnitedHealth Group businesses. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $2.1 billion. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $360 million and associated deferred tax liabilities of $126 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 19 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions - unaudited)		
Cash, Cash Equivalents and Investments	$	736
Accounts Receivable and Other Current Assets		252
Property, Equipment, Capitalized Software and Other Assets		91
Medical Costs Payable		(292)
Other Current Liabilities		(132)
Net Tangible Assets Acquired	$	655

The results of operations and financial condition of MAMSI have not been included in our Consolidated Statements of Operations or Consolidated Balance Sheets since the acquisition closed after December 31, 2003. The unaudited pro forma financial information presented below assumes that the acquisition of MAMSI had occurred as of the beginning of each respective period. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisition, the amortization of finite-lived intangible assets arising from the preliminary purchase price allocation, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the purchase price allocation may differ materially from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the MAMSI acquisition been consummated at the beginning of the respective periods.

(in millions, except per share data)	2003 (Pro Forma Unaudited)	2002 (Pro Forma Unaudited)
Revenues	$ 31,511	$ 27,348
Net Earnings	$ 1,971	$ 1,427
Earnings Per Share:		
Basic	$ 3.15	$ 2.22
Diluted	$ 3.02	$ 2.12

On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries (Golden Rule). Golden Rule offers a broad range of health and life insurance and annuity products to the individual consumer market, and this acquisition provides UnitedHealth Group with a dedicated business to serve this market. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $111 million. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $53 million and associated deferred tax liabilities of $17 million, and goodwill of $75 million. The finite-lived intangible assets consist primarily of customer contracts and the present value of future operating profits from life insurance contracts, with an estimated weighted-average useful life of 14 years. The acquired goodwill is not deductible for income tax purposes. The results of operations for Golden Rule since the acquisition date have been included in our consolidated financial statements. The pro forma effects of the Golden Rule acquisition on our consolidated financial statements were not material. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)	
Cash and Cash Equivalents	$ 32
Accounts Receivable and Other Current Assets	98
Long-Term Investments	2,208
Property, Equipment and Capitalized Software	29
Medical Costs Payable	(147)
Other Current Liabilities	(200)
Future Policy Benefits for Life and Annuity Contracts	(1,636)
Net Tangible Assets Acquired	$ 384

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We integrated our existing Medicaid business with AmeriChoice within the Health Care Services reporting segment, creating efficiencies from the consolidation of physician and health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We also issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees and paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. The purchase price and costs associated with the acquisition of approximately $577 million exceeded the estimated fair value of the net tangible assets acquired by approximately $541 million. The excess purchase price was assigned to goodwill in the amount of $485 million, and finite-lived intangible assets, primarily customer contracts, in the amount of $56 million. The weighted-average useful life of the finite-lived intangible assets was approximately 11 years. The acquired goodwill is not deductible for income tax purposes. We will acquire the remaining minority interest in October 2007 at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees. The results of operations for AmeriChoice since the acquisition date have been included in our Consolidated Statements of Operations. The pro forma effects of the AmeriChoice acquisition on our consolidated financial statements were not material. The estimated fair value of the tangible assets/(liabilities) as of the acquisition date was as follows:

(in millions)	
Cash and Cash Equivalents	$ 32
Accounts Receivable and Other Current Assets	38
Long-Term Investments	151
Property, Equipment and Capitalized Software	21
Medical Costs Payable	(142)
Other Current Liabilities	(64)
Net Tangible Assets Acquired	$ 36

For the years ended December 31, 2003, 2002 and 2001, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $127 million, $267 million and $134 million, respectively. These acquisitions were not material to our consolidated financial statements.

4 AARP

In January 1998, we initiated a 10-year contract to provide health insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.1 billion in 2003, $3.7 billion in 2002 and $3.6 billion in 2001.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

(in millions)	Balance as of December 31, 2003	2002
Accounts Receivable	$ **352**	$ 294
Assets Under Management	$ **1,959**	$ 2,045
Medical Costs Payable	$ **874**	$ 893
Other Policy Liabilities	$ **1,275**	$ 1,299
Other Current Liabilities	$ **162**	$ 147

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

5 CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	**$ 2,262**	**$ –**	**$ –**	**$ 2,262**
Debt Securities — Available for Sale	**6,737**	**229**	**(6)**	**6,960**
Equity Securities — Available for Sale	**173**	**9**	**(1)**	**181**
Debt Securities — Held to Maturity	**74**	**–**	**–**	**74**
Total Cash and Investments	**$ 9,246**	**$ 238**	**$ (7)**	**$ 9,477**
2002				
Cash and Cash Equivalents	$ 1,130	$ –	$ –	$ 1,130
Debt Securities — Available for Sale	4,742	238	(8)	4,972
Equity Securities — Available for Sale	150	5	(5)	150
Debt Securities — Held to Maturity	77	–	–	77
Total Cash and Investments	$ 6,099	$ 243	$ (13)	$ 6,329

As of December 31, 2003 and 2002, respectively, debt securities consisted of $1,221 million and $1,439 million in U.S. Government and Agency obligations, $2,617 million and $2,475 million in state and municipal obligations, and $3,196 million and $1,135 million in corporate obligations. At December 31, 2003, we held $563 million in debt securities with maturities of less than one year, $2,102 million in debt securities maturing in one to five years, $2,554 million in debt securities maturing in five to 10 years and $1,815 million in debt securities with maturities of more than 10 years.

During 2001, we contributed UnitedHealth Capital investments valued at approximately $22 million to the United Health Foundation, a non-consolidated, not-for-profit organization. The realized gain of approximately $18 million was offset by related contribution expense of $22 million. The net expense of $4 million is included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital dispositions described above, as follows:

(in millions)	For the Year Ended December 31, 2003	2002	2001
Gross Realized Gains	$ 45	$ 57	$ 30
Gross Realized Losses	(23)	(75)	(19)
Net Realized Gains (Losses)	$ 22	$ (18)	$ 11

6 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted FAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provision of FAS No. 142 as of the beginning of the respective periods:

(in millions, except per share data)	For the Year Ended December 31, 2003	2002	2001
NET EARNINGS			
Reported Net Earnings	$ 1,825	$ 1,352	$ 913
Goodwill Amortization, net of tax effects	–	–	89
Adjusted Net Earnings	$ 1,825	$ 1,352	$ 1,002
BASIC NET EARNINGS PER COMMON SHARE			
Reported Basic Net Earnings per Share	$ 3.10	$ 2.23	$ 1.46
Goodwill Amortization, net of tax effects	–	–	0.14
Adjusted Basic Net Earnings per Share	$ 3.10	$ 2.23	$ 1.60
DILUTED NET EARNINGS PER COMMON SHARE			
Reported Diluted Net Earnings per Share	$ 2.96	$ 2.13	$ 1.40
Goodwill Amortization, net of tax effects	–	–	0.13
Adjusted Diluted Net Earnings per Share	$ 2.96	$ 2.13	$ 1.53

Changes in the carrying amount of goodwill, by operating segment, during the year ended December 31, 2003, were as follows:

(in millions)	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at January 1, 2002	$ 1,166	$ 698	$ 322	$ 537	$ 2,723
Acquisitions and Subsequent Payments	527	–	41	75	643
Dispositions	–	–	–	(3)	(3)
Balance at December 31, 2002	1,693	698	363	609	3,363
Acquisitions and Subsequent Payments	77	–	46	23	146
Balance at December 31, 2003	**$ 1,770**	**$ 698**	**$ 409**	**$ 632**	**$ 3,509**

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2003 and 2002 were as follows:

(in millions)	Weighted-Average Useful Life	December 31, 2003 Gross Carrying Value	Accumulated Amortization	Net Carrying Value	December 31, 2002 Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	12 years	$ 93	$ (6)	$ 87	$ 64	$ (1)	$ 63
Patents, Trademarks and Technology	9 years	73	(26)	47	58	(24)	34
Other	14 years	57	(11)	46	31	(6)	25
Total	10 years	$ 223	$ (43)	$ 180	$ 153	$ (31)	$ 122

Amortization expense relating to intangible assets was $18 million in 2003 and $9 million in 2002. Estimated future amortization expense relating to intangible assets for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008
	$ 21	$ 20	$ 19	$ 18	$ 17

7 MEDICAL COSTS PAYABLE

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2003	2002	2001
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD	$ 3,741	$ 3,460	$ 3,266
ACQUISITIONS	165	180	17
REPORTED MEDICAL COSTS			
Current Year	20,864	18,262	17,674
Prior Years	(150)	(70)	(30)
Total Reported Medical Costs	20,714	18,192	17,644
CLAIM PAYMENTS			
Payments for Current Year	(17,411)	(15,147)	(14,536)
Payments for Prior Years	(3,057)	(2,944)	(2,931)
Total Claim Payments	(20,468)	(18,091)	(17,467)
MEDICAL COSTS PAYABLE, END OF PERIOD	$ 4,152	$ 3,741	$ 3,460

8 COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31:

	2003		2002	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$ 79	$ 79	$ 461	$ 461
Floating-Rate Notes due November 2003	–	–	100	100
6.6% Senior Unsecured Notes due December 2003	–	–	250	260
Floating-Rate Notes due November 2004	150	150	150	150
7.5% Senior Unsecured Notes due November 2005	400	438	400	450
5.2% Senior Unsecured Notes due January 2007	400	427	400	423
3.3% Senior Unsecured Notes due January 2008	500	499	–	–
4.9% Senior Unsecured Notes due April 2013	450	454	–	–
Total Commercial Paper and Debt	1,979	2,047	1,761	1,844
Less Current Maturities	(229)	(229)	(811)	(821)
Long-Term Debt, less current maturities	$ 1,750	$ 1,818	$ 950	$ 1,023

As of December 31, 2003, our outstanding commercial paper had interest rates of approximately 1.2%. The interest rates on our November 2004 floating-rate notes are reset quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.6%. As of December 31, 2003, the applicable rate on the notes was 1.8%.

In December 2003, we issued $500 million of 3.3% fixed-rate notes due January 2008, and in March 2003, we issued $450 million of 4.9% fixed-rate notes due April 2013. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes including working capital, business acquisitions and share repurchases.

We have interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $925 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$ 229	$ 400	$ –	$ 400	$ 500	$ 450

We made cash payments for interest of $94 million, $86 million and $91 million in 2003, 2002 and 2001, respectively.

On February 10, 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014 to finance a majority of the cash portion of the MAMSI purchase price as described in Note 3. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert our interest rates from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $500 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. As of the date of the note issuance, the rate on these agreements ranged from 1.4% to 1.6%.

9 SHAREHOLDERS' EQUITY

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Stock Repurchase Program

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors' authorization to purchase up to an additional 45 million shares of our common stock.

Common Stock Split

In May 2003, our board of directors declared a two-for-one split of the company's common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. The accompanying consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.

Preferred Stock

At December 31, 2003, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

10 STOCK-BASED COMPENSATION PLANS

As of December 31, 2003, we had approximately 42 million shares available for future grants of stock-based awards under our stock-based compensation plan including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock option plan is summarized in the table below (shares in thousands):

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at Beginning of Year	**86,402**	**$ 21**	76,674	$ 15	77,621	$ 11
Granted	**18,426**	**$ 44**	25,033	$ 38	16,277	$ 27
Assumed in Acquisitions	**–**	**$ –**	914	$ 30	388	$ 10
Exercised	**(15,340)**	**$ 15**	(13,227)	$ 14	(15,432)	$ 10
Forfeited	**(2,182)**	**$ 30**	(2,992)	$ 20	(2,180)	$ 13
Outstanding at End of Year	**87,306**	**$ 27**	86,402	$ 21	76,674	$ 15
Exercisable at End of Year	**42,693**	**$ 16**	41,391	$ 12	39,170	$ 11

As of December 31, 2003	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Option Term (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0 - $10	18,395	5.4	$ 10	18,228	$ 10
$11 - $20	17,063	4.9	$ 14	14,442	$ 13
$21 - $35	23,670	7.5	$ 30	7,318	$ 29
$36 - $55	28,178	9.1	$ 43	2,705	$ 42
$ 0 - $55	87,306	7.1	$ 27	42,693	$ 16

To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using an option-pricing model. During 2001 and 2002 we utilized a Black-Scholes model for purposes of estimating the fair value of our employee stock option grants. During 2003, we began using a binomial model that considers certain factors that the Black-Scholes model does not, such as historical exercise patterns and the illiquid nature of employee options. For these reasons, we believe that the binomial model provides a more representative employee stock option fair value. The principal assumptions we used in applying the option pricing models were as follows:

	2003	2002	2001
Risk-Free Interest Rate	**2.6%**	2.5%	3.7%
Expected Volatility	**30.9%**	40.2%	45.9%
Expected Dividend Yield	**0.1%**	0.1%	0.1%
Expected Life in Years	**4.1**	4.5	4.8

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2. We also maintain a 401(k) plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2003, 2002 and 2001.

11 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Current Provision			
Federal	$ 932	$ 675	$ 524
State and Local	46	57	45
Total Current Provision	978	732	569
Deferred Provision (Benefit)	37	12	(10)
Total Provision for Income Taxes	$ 1,015	$ 744	$ 559

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Tax Provision at the U.S. Federal Statutory Rate	$ 994	$ 734	$ 515
State Income Taxes, net of federal benefit	29	33	29
Tax-Exempt Investment Income	(30)	(26)	(21)
Non-deductible Amortization	–	–	29
Other, net	22	3	7
Provision for Income Taxes	$ 1,015	$ 744	$ 559

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2003	2002
Deferred Income Tax Assets		
Accrued Expenses and Allowances	$ 161	$ 215
Unearned Premiums	28	47
Medical Costs Payable and Other Policy Liabilities	83	60
Long-Term Liabilities	49	37
Net Operating Loss Carryforwards	86	61
Other	42	30
Subtotal	449	450
Less: Valuation Allowances	(43)	(39)
Total Deferred Income Tax Assets	406	411
Deferred Income Tax Liabilities		
Capitalized Software Development	(186)	(176)
Net Unrealized Gains on Investments	(82)	(82)
Depreciation and Amortization	(108)	(54)
Total Deferred Income Tax Liabilities	(376)	(312)
Net Deferred Income Tax Assets	$ 30	$ 99

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2012 through 2023, and state net operating loss carryforwards expire beginning in 2005 through 2023.

We made cash payments for income taxes of $783 million in 2003, $458 million in 2002 and $384 million in 2001. We increased additional paid-in capital and reduced income taxes payable by $222 million in 2003, and by $133 million in both 2002 and 2001 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

Consolidated income tax returns for fiscal years 2000 through 2002 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result from the examination will have a significant impact on our consolidated financial position or results of operations.

12 COMMITMENTS AND CONTINGENCIES

Leases

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $133 million in 2003, $132 million in 2002 and $135 million in 2001.

At December 31, 2003, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$ 103	$ 98	$ 87	$ 80	$ 64	$ 191

Service Agreements

We have noncancelable contracts for certain data center operations and support, network and voice communication services, and other services, which expire on various dates through 2008. Expenses incurred in connection with these agreements were $256 million in 2003, $264 million in 2002 and $254 million in 2001. At December 31, 2003, future minimum obligations under our noncancelable contracts were as follows:

(in millions)	2004	2005	2006	2007	2008
	$ 83	$ 56	$ 43	$ 10	$ 4

Legal Matters

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business are subject to frequent change, and agencies have broad latitude to administer those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability related to coverage interpretations or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We are also subject to various ongoing governmental investigations, audits and reviews, and we record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

13 SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company's chief operating decision-maker to evaluate our results of operations.

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management's best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The "Corporate and Eliminations" column includes costs associated with companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. Substantially all of our operations are conducted in the United States.

In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented on the next page because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

The following table presents segment financial information as of and for the years ended December 31, 2003, 2002 and 2001 (in millions):

2003	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Corporate and Eliminations	Consolidated
Revenues — External Customers	$ 24,592	$ 2,496	$ 1,077	$ 401	$ –	$ 28,566
Revenues — Intersegment	–	583	787	173	(1,543)	–
Investment and Other Income	215	28	14	–	–	257
Total Revenues	$ 24,807	$ 3,107	$ 1,878	$ 574	$(1,543)	$ 28,823
Earnings From Operations	$ 1,865	$ 610	$ 385	$ 75	$ –	$ 2,935
Total Assets[1]	$ 13,597	$ 2,024	$ 1,191	$ 919	$ (366)	$ 17,365
Net Assets[1]	$ 5,008	$ 1,116	$ 710	$ 766	$ (347)	$ 7,253
Purchases of Property, Equipment and Capitalized Software	$ 122	$ 130	$ 48	$ 52	$ –	$ 352
Depreciation and Amortization	$ 116	$ 86	$ 40	$ 57	$ –	$ 299
2002						
Revenues — External Customers	$ 21,373	$ 2,175	$ 897	$ 355	$ –	$ 24,800
Revenues — Intersegment	–	523	598	136	(1,257)	–
Investment and Other Income	179	27	14	–	–	220
Total Revenues	$ 21,552	$ 2,725	$ 1,509	$ 491	$(1,257)	$ 25,020
Earnings From Operations	$ 1,328	$ 517	$ 286	$ 55	$ –	$ 2,186
Total Assets[1]	$ 10,522	$ 1,914	$ 974	$ 902	$ (537)	$ 13,775
Net Assets[1]	$ 4,379	$ 1,097	$ 602	$ 763	$ (517)	$ 6,324
Purchases of Property, Equipment and Capitalized Software	$ 129	$ 159	$ 59	$ 72	$ –	$ 419
Depreciation and Amortization	$ 102	$ 69	$ 36	$ 48	$ –	$ 255
2001						
Revenues — External Customers	$ 20,168	$ 1,932	$ 734	$ 339	$ –	$ 23,173
Revenues — Intersegment	–	508	504	108	(1,120)	–
Investment and Other Income	235	34	16	–	(4)	281
Total Revenues	$ 20,403	$ 2,474	$ 1,254	$ 447	$(1,124)	$ 23,454
Earnings From Operations	$ 936	$ 382	$ 214	$ 48	$ (14)	$ 1,566
Total Assets[1]	$ 9,014	$ 1,737	$ 848	$ 771	$ (200)	$ 12,170
Net Assets[1]	$ 3,408	$ 1,020	$ 514	$ 646	$ (158)	$ 5,430
Purchases of Property, Equipment and Capitalized Software	$ 152	$ 171	$ 33	$ 69	$ –	$ 425
Depreciation and Amortization	$ 101	$ 81	$ 33	$ 50	$ –	$ 265

[1] Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,993 million, $1,775 million and $1,603 million, income tax-related assets of $269 million, $389 million and $316 million, and income tax-related liabilities of $401 million, $510 million and $252 million as of December 31, 2003, 2002 and 2001, respectively.

14 QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share data)	For the Quarter Ended March 31	June 30	September 30	December 31
2003				
Revenues	**$ 6,975**	**$ 7,087**	**$ 7,238**	**$ 7,523**
Medical and Operating Expenses	**$ 6,322**	**$ 6,378**	**$ 6,475**	**$ 6,713**
Earnings From Operations	**$ 653**	**$ 709**	**$ 763**	**$ 810**
Net Earnings	**$ 403**	**$ 439**	**$ 476**	**$ 507**
Basic Net Earnings per Common Share	**$ 0.68**	**$ 0.74**	**$ 0.81**	**$ 0.87**
Diluted Net Earnings per Common Share	**$ 0.65**	**$ 0.71**	**$ 0.77**	**$ 0.83**
2002				
Revenues	$ 6,013	$ 6,078	$ 6,247	$ 6,682
Medical and Operating Expenses	$ 5,531	$ 5,555	$ 5,675	$ 6,073
Earnings From Operations	$ 482	$ 523	$ 572	$ 609
Net Earnings	$ 295	$ 325	$ 353	$ 379
Basic Net Earnings per Common Share	$ 0.48	$ 0.53	$ 0.59	$ 0.63
Diluted Net Earnings per Common Share	$ 0.46	$ 0.51	$ 0.56	$ 0.60

Report of Management

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company's independent auditors and management to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

Independent Auditors' Report

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 24, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, effective January 1, 2002, the Company changed its methods of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 6, Note 7 and Note 9, these consolidated financial statements have been revised to (i) include the transitional disclosures required by Statement of Financial Accounting Standards ("Statement") No. 142, *Goodwill and Other Intangible Assets,* which, as described in Note 6, was adopted by the Company as of January 1, 2002, (ii) include disclosure of the components of the change in medical costs payable consistent with Statement of Position 94-5, *Disclosure of Certain Matters in the Financial Statements of Insurance Enterprises,* and (iii) give effect to the June 2003 stock split. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included (i) agreeing the previously reported beginning and end of year medical costs payable to the previously issued consolidated financial statements, (ii) agreeing the previously reported medical costs to the previously issued consolidated financial statements, (iii) agreeing paid claims payments and prior years' medical costs change in medical costs payable to supporting documentation of claims payment detail, and (iv) testing the mathematical accuracy of the components of the change in medical costs payable. Additionally, as described in Note 9, the 2001 consolidated financial statements have been revised to give effect to the stock split June 18, 2003. We audited the adjustments described in Note 9 that were applied to revise the 2001 consolidated financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosure for 2001 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 in Notes 6 and 7 are appropriate, and the adjustments for the stock split described in Note 9 have been appropriately applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 10, 2004

Independent Auditors' Report

The following audit report of Arthur Andersen LLP, our former independent auditors, is a copy of the original report dated January 24, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2002, and has not been reissued by Arthur Andersen LLP since that date.

To the Shareholders and
Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
January 24, 2002

Corporate and Business Leaders

UnitedHealth Group

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

David J. Lubben
General Counsel

Jeannine M. Rivet
Executive Vice President

Reed V. Tuckson, MD
Senior Vice President
Consumer Health and
Medical Care Advancement

L. Robert Dapper
Senior Vice President
Human Capital

Tracy L. Bahl
Senior Vice President and
Chief Marketing Officer

John S. Penshorn
Director of Capital Markets
Communications and Strategy

UnitedHealthcare

Robert J. Sheehy
Chief Executive Officer

Golden Rule

Therese A. Rooney
Chairwoman and
Chief Executive Officer

Ovations

Lois Quam
Chief Executive Officer

AmeriChoice

Anthony Welters
Chief Executive Officer

Uniprise

R. Channing Wheeler
Chief Executive Officer

Specialized Care Services

David S. Wichmann
Chief Executive Officer

Ingenix

Kevin W. Pearson
Chief Executive Officer

Board of Directors

William C. Ballard, Jr.
Of Counsel
Greenebaum Doll & McDonald PLLC
A Louisville, Kentucky law firm
Director since 1993.

Richard T. Burke
Former Chief Executive Officer
and Governor
Phoenix Coyotes
A National Hockey League team
Director since 1977.

Stephen J. Hemsley
President and
Chief Operating Officer
UnitedHealth Group
Director since 2000.

James A. Johnson
Vice Chairman
Perseus, LLC
A private merchant banking
and investment firm
Director since 1993.

Thomas H. Kean
President
Drew University
Director since 1993.

Douglas W. Leatherdale
Former Chairman and
Chief Executive Officer
The St. Paul Companies, Inc.
Insurance and related services
Director since 1983.

William W. McGuire, MD
Chairman and
Chief Executive Officer
UnitedHealth Group
Director since 1989.

Mary O. Mundinger, RN, DrPH
Dean and Centennial Professor in
Health Policy, School of Nursing, and
Associate Dean, Faculty of Medicine
Columbia University
Director since 1997.

Robert L. Ryan
Senior Vice President and
Chief Financial Officer
Medtronic, Inc.
A medical technology company
Director since 1996.

Donna E. Shalala, PhD
President
University of Miami
Director since 2001.

William G. Spears
Senior Principal
Spears Grisanti & Brown LLC
A New York City-based investment
counseling and management firm
Director since 1991.

Gail R. Wilensky, PhD
Senior Fellow
Project HOPE
An international health foundation
Director since 1993.

Audit Committee

William C. Ballard, Jr.
Richard T. Burke
Douglas W. Leatherdale
Robert L. Ryan

Compensation and Human Resources Committee

James A. Johnson
Mary O. Mundinger
William G. Spears

Compliance and Government Affairs Committee

Thomas H. Kean
Donna E. Shalala
Gail R. Wilensky

Executive Committee

William C. Ballard, Jr.
Douglas W. Leatherdale
William W. McGuire
William G. Spears

Nominating Committee

William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale
William G. Spears

Financial Performance At A Glance

GROWTH & PROFITS — CONSOLIDATED (in millions, except per share data)	2003	2002	2001
Revenues	$ 28,823	$ 25,020	$ 23,454
Earnings From Operations	$ 2,935	$ 2,186	$ 1,566
Operating Margin	10.2%	8.7%	6.7%
Return on Net Assets	43.7%	37.5%	30.7%
Net Earnings	$ 1,825	$ 1,352	$ 913
Net Margin	6.3%	5.4%	3.9%
Diluted Net Earnings per Common Share	$ 2.96	$ 2.13	$ 1.40

GROWTH & PROFITS — BY SEGMENT (in millions)	2003	2002	2001
HEALTH CARE SERVICES			
Revenues	$ 24,807	$ 21,552	$ 20,403
Earnings From Operations	$ 1,865	$ 1,328	$ 936
Operating Margin	7.5%	6.2%	4.6%
Return on Net Assets	40.5%	35.5%	29.0%
UNIPRISE			
Revenues	$ 3,107	$ 2,725	$ 2,474
Earnings From Operations	$ 610	$ 517	$ 382
Operating Margin	19.6%	19.0%	15.4%
Return on Net Assets	55.2%	48.7%	38.0%
SPECIALIZED CARE SERVICES			
Revenues	$ 1,878	$ 1,509	$ 1,254
Earnings From Operations	$ 385	$ 286	$ 214
Operating Margin	20.5%	19.0%	17.1%
Return on Net Assets	59.1%	50.7%	59.1%
INGENIX			
Revenues	$ 574	$ 491	$ 447
Earnings From Operations	$ 75	$ 55	$ 48
Operating Margin	13.1%	11.2%	10.7%
Return on Net Assets	9.7%	7.6%	7.5%

CAPITAL ITEMS (in millions, except per share data)	2003	2002	2001
Cash Flows From Operating Activities	$ 3,003	$ 2,423	$ 1,844
Capital Expenditures	$ 352	$ 419	$ 425
Consideration Paid or Issued for Acquisitions	$ 590	$ 869	$ 255
Debt-to-Total-Capital Ratio	27.8%	28.5%	28.9%
Return on Shareholders' Equity	39.0%	33.0%	24.5%
Year-End Market Capitalization	$ 33,896	$ 25,005	$ 21,841
Year-End Common Share Price	$ 58.18	$ 41.75	$ 35.39

Investor Information

Market Price of Common Stock

The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange for the calendar periods shown through February 27, 2004.
These prices do not include commissions or fees associated with purchasing or selling this security.

	High	Low
2004		
First Quarter		
Through February 27, 2004	$ 62.30	$ 55.45
2003		
First Quarter	$ 46.35	$ 39.20
Second Quarter	$ 52.67	$ 44.10
Third Quarter	$ 56.25	$ 47.25
Fourth Quarter	$ 58.67	$ 47.58
2002		
First Quarter	$ 38.40	$ 33.93
Second Quarter	$ 48.95	$ 37.57
Third Quarter	$ 48.15	$ 40.74
Fourth Quarter	$ 50.50	$ 37.52

As of February 27, 2004, the company had 13,361 shareholders of record.

Account Questions

Our transfer agent, Wells Fargo, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can call our transfer agent toll free at: (800) 468-9716 or locally at (651) 450-4064.

You can write them at:

Wells Fargo Shareowner Services
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Or you can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

Investor Relations

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:

Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

Annual Meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 12, 2004, at 10:00 a.m. CDT, at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

Dividend Policy

UnitedHealth Group's board of directors established the company's dividend policy in August 1990. The policy requires the board to review the company's audited financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

Shareholders of record on April 1, 2003, received an annual dividend for 2003 of $0.015 per share. On February 2, 2004, the board of directors approved an annual dividend for 2004 of $0.03 per share. The dividend will be paid on April 16, 2004, to shareholders of record at the close of business on April 1, 2004.

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol UNH.

Information Online

You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:

www.unitedhealthgroup.com

UnitedHealth Group
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

www.unitedhealthgroup.com

UnitedHealth Group®

100-5266